Report of Independent Registered Public Accounting
Firm


To the Board of Directors and Management of Liberty
Ridge Capital, Inc. and the Board of Trustees of
PBHG Insurance Series Fund:
We have been engaged to examine management's
assertion, included in the accompanying Management
Statement Regarding Compliance with the Application
for, and the Order of, Exemption granted by the
Securities & Exchange Commission dated February 9,
2005 ("Management Statement").  The Management
Statement asserts that, as of December 31, 2004, and
for the period then ended, Liberty Ridge Capital,
Inc. (the "Company") has established and maintained
procedures reasonably designed to achieve compliance
with the conditions set forth in the Application
dated April 16, 2002, filed by the Company (Rel. No.
IC 12833) as amended on July 15, 2003 (Rel. No. IC
26100) and the Order by the Securities & Exchange
Commission dated August 12, 2003 (Rel. No. IC 26148)
(the "Order").  Management is responsible for
the Company's compliance with those requirements.
As noted in the accompanying Management Statement,
the PBHG Insurance Fund Series did not participate
in the Interfund loan program, as borrower or
lender, as of December 31, 2004 and for the year
then ended.   As a result, we were not able to test
borrowing or lending transactions to satisfy ourselves that the terms of the Order were complied-with.
Because of the matter discussed in the preceding paragraph, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on management's assertion regarding compliance with the Order as of December 31, 2004 and for the year then ended or examine the operation of related controls.
This report is intended solely for the information and use of the Board of Directors and management of Liberty Ridge Capital, Inc., the Board of Trustees of PBHG Insurance Series Fund, and the Securities &
Exchange Commission and should not be used for any other purposes.




February 9, 2005







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